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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                  MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   6911 N 10 3
                                 (CUSIP Number)


                                   Chuquan Li
                     Guangdong Bianfang Building, 10th Floor
                          Gujing Road, Futian District
                             Shenzhen, China 518033
               (86) (755) 337-1538 (ext. 6882) (Name, Address and
                           Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 6, 2003
         (Date of Event which Requires Filing Statement on Schedule 13D)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].





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

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1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Chuquan Li

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                      (a) [  ]
                                                                                         (b) [__]


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3. SEC USE ONLY



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4. SOURCE OF FUNDS

         N/A

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(e) or 2(f)                                                                      [__]


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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         People's Republic of China

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       NUMBER OF           7.   SOLE VOTING POWER                   27,700,000*
         SHARES
      BENEFICIALLY         8. SHARED VOTING POWER                            0
        OWNED BY
          EACH             9. SOLE DISPOSITIVE POWER                27,700,000*
       REPORTING           -------------------------------------------------------------------------
      PERSON WITH         10. SHARED DISPOSITIVE POWER                       0

                           -------------------------------------------------------------------------

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,700,000

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                                           [__]


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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.467 %

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14. TYPE OF REPORTING PERSON

         IN
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

--------------------------

* Includes 4,000,000 shares of Minghua common stock that are issuable upon the exercise of options that have vested or will vest within 60 days of the filing of this Schedule 13D/A.
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                                EXPLANATORY NOTE

     On June 6, 2003, Chuquan Li, a citizen of the People's Republic of China and the Chairman and controlling stockholder of Minghua Group International Holdings Limited (Minghua), transferred 10,000,000 shares (the Shares) of
Minghua's common stock to Gold Source Investments Limited, a company incorporated under the laws of the British Virgin Islands (Gold Source) that is controlled by Mr. Siu Lung Chung. The transfer of the Shares to Gold Source is an irrevocable gift by Mr. Li to Gold Source. Mr. Li did not receive any consideration or compensation for the gift.

ITEM 1.  SECURITY AND ISSUER.

     The name of the issuer is Minghua Group International Holdings Limited, a New York corporation, which has its principal executive offices at 54 Pine Street, 3rd Floor, New York, NY 10005. This statement relates to Minghua's common stock, $0.01 par value per share.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(f). This Schedule 13D is being filed by Chuquan Li, a citizen of the People's Republic of China. Mr. Li's principal occupation is serving as the chairman of the following companies in China: Minghua Industry Development Co., Ltd., Shenzhen Minghua Investment Co., Ltd., Shenzhen Minghua Environmental Protection Vehicles Co., Ltd., Minghua Kindergarten, and Minghua International Holdings (Hong Kong) Limited. The address in which his occupation is conducted is Guangdong Bianfang Building, 10th Floor, Gujing Road, Futian District, Shenzhen 518033, Peoples Republic of China. During the last five years, Mr. Li has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Item is not applicable as this Amendment No. 3 to Schedule 13D was filed to reflect the disposition of 10,000,000 shares of Minghua common stock as a gift to Mr. Chung, the controlling stockholder of Gold Source, and not the acquisition by Mr. Li of any shares of Minghua common stock. See the explanatory note above.

ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. Li holds his  shares of Minghua  common  stock  solely for  investment.
There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

(a)-(j) None.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Li is the beneficial owner of 27,700,000 shares of Minghua's common stock, representing 49.467% of the outstanding shares of Minghua common stock. Included in the aggregate 27,700,000 shares beneficially owned by Mr. Li are 4,000,000 shares issuable upon the exercise of options which have vested or will vest within 60 days of the filing of this Schedule 13D and these 4,000,000 shares are



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also  included in the number  shares of Minghua  common  stock  outstanding  for purposes of determining the percentage of stock owned by Mr. Li.

(b) Mr. Li has the sole power to vote and dispose of the 27,700,000 shares.

(c) None.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2003



                              By:  /s/ Chuquan Li
                                  -----------------------------
                                   Name: Chuquan Li
                                   Title:  Director

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